October 25, 2012

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-183918

(Relating to Preliminary Prospectus Supplement dated October 24, 2012 and the Prospectus dated October 4, 2012)

Common Stock

We have filed a registration statement and a preliminary prospectus supplement (including an accompanying prospectus) with the Securities and Exchange Commission, or SEC, which are referenced above, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You may also access the preliminary prospectus supplement and accompanying prospectus related to the offering by clicking on the following link: http://sec.gov/Archives/edgar/data/1382911/000119312512433285/d425908d424b5.htm. Alternatively, the preliminary prospectus supplement and accompanying prospectus may be obtained by calling Credit Suisse Securities (USA) LLC toll free at (800) 221-1037, by calling BofA Merrill Lynch toll free at (866) 500-5408, or by calling Leerink Swann LLC toll free at 1-800-808-7525, Ext. 4814.

The following information supplements and updates the information contained in the preliminary prospectus supplement and accompanying prospectus.

Issuer	Orexigen Therapeutics, Inc.

Common stock offered by us	11,000,000 shares. In addition, we have granted the underwriters an option for a period of 30 days to purchase up to 1,650,000 additional shares of common stock. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriters of their option to purchase additional shares of common stock.

Common stock to be outstanding after this offering

78,947,519 shares, which is based on 67,947,519 shares outstanding as of June 30, 2012, and excludes:

•      14,200,070 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2012, at a weighted average exercise price of $2.24 per share;

•      7,774,479 shares of our common stock reserved for future issuance under our 2007 equity incentive award plan as of June 30, 2012; and

•      42,442,460 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2012, at an exercise price of $0.001 per share.

Public offering price	$5.50 per share.

Net proceeds	We estimate that we will receive net proceeds of approximately $56.5 million from the sale of the shares of common stock offered in this offering, after deducting the underwriting discounts and commissions and estimated offering costs payable by us. If the underwriters exercise their option to purchase additional shares in full, the net proceeds of the shares we sell in this offering will be approximately $65.0 million.

Dilution

After giving effect to our sale in this offering of 11,000,000 shares of our common stock at the public offering price of $5.50 per share, and after deducting underwriting discounts and commissions and estimated offering costs payable by us, our pro forma net tangible book value as of June 30, 2012 would have been $133.1 million, or $1.69 per share of our common stock. This represents an immediate increase of net tangible book value of $0.56 per share to our existing stockholders and an immediate dilution of $3.81 per share to investors purchasing shares in this offering.

If the underwriters exercise in full their option to purchase 1,650,000 additional shares of common stock at the public offering price of $5.50 per share, the pro forma net tangible book value after this offering would be $1.76 per share of our common stock, representing an increase of pro forma net tangible book value of $0.63 per share to our existing stockholders and an immediate dilution of $3.74 per share to investors purchasing shares in this offering.